UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 3, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

The following document is being submitted herewith:

•	Press Release dated December 21, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 3, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

Enbridge Gas Distribution Rates Change Effective January 1

TORONTO, ONTARIO – (December 21, 2016) – Enbridge Gas Distribution Inc. (Enbridge) has received approval from the Ontario Energy Board (OEB) for new rates, effective January 1, 2017. Typical residential customers* who buy their gas supply from Enbridge will see a total bill increase of about nine per cent, or $77 a year. As a result, their total bill will be about $900 a year.

The increase is mainly due to new charges from the Ontario Government’s cap and trade program. This cost is estimated at about $80 a year, or about $6 to $7 per month on average. It is offset by a decrease of about $3 annually from other costs including changes in North American natural gas and transportation prices and changes to Enbridge’s 2017 rates, bringing the total bill increase to about $77.

Cap and Trade

On January 1, 2017, Ontario begins a cap and trade program as part of changes intended to lower levels of greenhouse gas (GHG) emissions across the province. Under the program, there will be costs related to the GHG emissions from natural gas used in homes and businesses. The government has indicated that the funds it collects through cap and trade will go to programs – like energy conservation – to reduce GHG emissions.

The government requires Enbridge to acquire GHG allowances to cover the applicable emissions from its residential and business customers’ use of natural gas and from the emissions from the delivery of natural gas to these customers. The cap and trade charges will be included in the Delivery to You charge on customer bills based on an OEB-approved interim rate of 3.3518 cents per cubic metre (m³). Enbridge passes cap and trade costs on to customers and the amount customers pay is related to the amount of natural gas they use.

For information about cap and trade as it relates to natural gas, visit enbridgegas.com/capandtrade. Customers can also visit ontario.ca/capandtrade for program details.

Quotes

“We support Ontario’s goal of reducing GHG emissions and believe that both natural gas, and Enbridge, can play an important role in a low-carbon future,” says Cynthia Hansen, President Enbridge Gas Distribution.

“Natural gas remains the most economical choice for home and water heating in Ontario,” added Hansen. “Over the past five years, natural gas has been on average over 65 per cent less expensive than electricity and oil** and we also have conservation information and programs that can help customers reduce their energy use, emissions and costs.”

Quarterly Rate Review

Enbridge submits rate adjustment applications every three months to reflect changes in the market price of natural gas and transportation services. The applications are reviewed and approved by the OEB.

Enbridge does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

Cap and trade costs are expected to be adjusted annually.

For more information on how natural gas rates are set, a video is available at enbridgegas.com/rates.

Options to help manage energy bills:

•	Customers can find tips to manage their energy use and current rebate and incentive programs at enbridgegas.com/energyefficiency.

•	Customers can register for myEnbridge (enbridgegas.com/myenbridge) to access their personalized My Home Health Record, which provides natural gas consumption comparisons to similar homes, along with energy saving tips and advice.

•	For qualifying customers:

○	The OEB’s Low-Income Energy Assistance Program (LEAP) (enbridgegas.com/LEAP) provides emergency financial assistance towards past due energy bills.

○	The Home Winterproofing Program helps residential customers in financial need with free home energy efficiency improvements. Qualifying customers may have free energy efficiency improvements, such as insulation, installed to reduce their energy costs. Learn more at enbridgegas.com/winterproofing.

•	Customers who are having trouble paying their bills should call Enbridge as soon as possible to set up payment arrangements.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 165-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. Enbridge has ranked as one of the Global 100 Most Sustainable Corporations for the past seven years and was also named as one of Canada’s Top 100 Employers in 2015. Enbridge Gas Distribution and its affiliates distribute natural gas to over two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGasNews.

For more information contact:

Scott Foster

1-855-884-5112

enbridgegasmedia@enbridge.com

Enbridge Gas Distribution Inc.

*Calculations are based on the assumption that typical residential customers, who buy their gas supply and transportation from Enbridge, use about 2,400 cubic metres of natural gas a year for home and water heating.

**Natural gas rates are based on Enbridge Gas Distribution Inc.’s residential rates effective January 1, 2017. Electricity rates are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including those effective November 1, 2016. Oil prices are based on publicly posted Statistics Canada historical prices up to and including rates available as of October 2016. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. Electricity rates and oil prices exclude any applicable cap and trade costs. HST is not included.